02037462

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For October 23, 2002

BBVA Banco Francés S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Reconquista 199, 1006
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BBVA BANCO FRANCÉS S.A.

TABLE OF CONTENTS

BBVA Banco Francés

CONTACT:

María Elena Siburu de López Oliva
Investor Relations Manager
Phone: (5411) 4341 5035
E-mail: mesiburu@bancofrances.com.ar

María Adriana Arbelbide
Investor Relations
Phone: (5411) 4341 5036
E-mail: marbelbide@bancofrances.com.ar

October 22, 2002

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FIRST QUARTER EARNINGS FOR FISCAL YEAR 2002

As explained in our fourth quarter earnings release, published in May 2002, Argentina's economic and financial situation has steadily deteriorated since the last months of fiscal year 2001 due to political uncertainty. Capital flight, default on sovereign bonds, the end of convertibility, devaluation and asymmetric conversion into pesos of assets and liabilities ("pesification"), rising inflation and real salary reduction contributed to a difficult environment at the beginning of this fiscal year.

The crisis hit the financial system with a significant negative impact in the solvency and liquidity position of banks. The structural imbalance in the banks' financial statements was compensated by Government Bonds. However the pesification and devaluation brought about other mismatches and losses affecting the banking sector's operating results, which has thus far not been compensated. The adverse effects of government measures include:

- Asymmetric "pesification" of assets and liabilities in foreign currency - loans at Ps.1.0=US$1.0 and deposits at Ps.1.4= US$1.0

- A change in the remaining foreign currency position (dollar denominated debt and loans not converted into pesos)

- Exchange rate differences in the refunding of deposits via lawsuits. Depositors that would not accept the pesification and rescheduling of deposits went to court to claim for their right to receive their money back in the original currency. Succesful injunctions (medidas cautelares) required banks to release these deposits, in US dollars or its equivalent in pesos at the free exchange rate. This factor caused a non-compensated gap between the $1.4 at which foreign currency deposits were converted into pesos and the free exchange rate at which injunctions had to be paid.

- Substitution of the CER (Stabilization Index) for the CVS (Salaries' variation Index) adjustment in mortgage loans and certain personal and pledge loans.

The Argentine government compensated the first two mismatches with the issuance of two government bonds: a) BODEN 2012, a dollar-denominated bond, 10 year term, at Libor rate, with final maturity in August 2012, and b) BODEN 2007, a peso-denominated bond, 5 year term, adjusted by CER plus a 2% annual rate, with final maturity in February 2007. These two bonds brought solvency back to the banks' books, closing the imbalance caused by asymmetric pesification. However, the other two mismatches are still affecting banks' operating results and jeopardizing solvency, as is uncertainty regarding interest rate and liquidity gaps and the still pending renegotiation of public debt and loan collection.

Banco Francés is taking the necessary steps to improve its solvency by increasing its capital base. BBVA - the main shareholder – made public its intention to capitalize US$ 130 million of subordinated debt issued by Banco Francés and a US$ 79.3 million loan granted by BBVA on April 4, 2002. The Ordinary and Extraordinary Shareholders Meeting, held last August 7, approved a capital increase of up to 1,250 million shares.

Regarding liquidity, there were two main problems arising from this crisis:

- Short-term liquidity - the "Corralito": restrictions imposed on the free disposition of cash funds deposited with banks in sight accounts since December 2001. Fearing imposition of new restrictions, depositors withdrew cash up to maximum permitted further deteriorating liquidity in the Financial System

- Medium-term liquidity - the "Corralón": mandatory restructuring of peso and dollar time deposits and dollar deposits in sight accounts as of February 28, 2002, with the consequent liquidity gap between assets (private and public sector loans) and liabilities.

Until March 2002, Banco Francés addressed its liquidity needs with its own liquidity reserves and the collection of loans. It was not until April that the Bank received financial support from its main shareholder, BBVA, to face short-term liquidity needs. It is important to note that after Corp Banca's acquisition, whereby Banco Francés absorbed Corp Banca in November 1999, BBVA was committed to grant Banco Francés financial support for up to the amount of a financial trust included in Corp Banca's assets. During April 2002 BBVA granted the Bank an approx. US$ 160 million loan, and later, in May 2002, BBVA acquired the Banks' equity interest in BBVA Banco (Uruguay) for a total amount of US$ 55 million. The Bank also received loans from the Central Bank due to its past participation in the restructuring process of the Argentine financial system, and the loans received from BBVA, the US$ 55 million sale of Banco Francés' share in BBVA Banco (Uruguay) and the capitalization process already mentioned.

As for medium-term liquidity, the Argentine government has launched two exchange plans offering depositors in the Argentine banking system the opportunity to exchange their rescheduled deposits for newly issued government bonds. The exchange plans are aimed at putting an end to the outflow of deposits and rebuilding a new financial system.

- The first exchange plan ended on June 30, 2002 and involved the exchange by depositors of their rescheduled deposits for Government Bonds (BODEN 2012, 2007 or 2005)

- The second exchange plan, which began on October 1 and will end on October 30, includes three different options: a) to withdraw those rescheduled deposits of up to $7,000 as of May 31, 2002, b) to exchange reschedules deposits/CEDROs for Government Bonds (BODEN US$ 2013), with a guarantee from financial institutions for up to the amount in pesos of the deposit adjusted by CER, or c) exchange CEDROs for Peso Notes issued by any bank in the Argentine system, with an option to exchange to the original currency of the deposit guaranteed by the National Government.

The acquisition by banks of the necessary bonds (BODEN 2012 and 2013) to be delivered to depositors is paid with loans granted by the Central Bank or with loans to the public sector.

Banco Francés will reduce its exposure to the Public Sector by paying such Bonds with guaranteed loans granted to the National Government and to the Provinces, at the value at which they are registered. The first exchange plan implies a $778 million reduction and the second exchange plan is expected to be significantly higher.

These two voluntary exchange regimes represent a potential improvement from the effects of the "Corralón", reducing liquidity risk in the financial system stemming from the rescheduling of deposits. In the first plan, 22% of total rescheduled deposits of the financial system were exchanged for Government Bonds, while Banco Francés was able to attain a higher performance of approx. 30%. The financial system and the Bank expect a substantially larger portion of deposits to be converted into bonds in the second exchange. At the present moment many customers have shown interest in the transaction.

The Business:

Banco Francés' business activities have contracted following the Argentine financial crisis. The Bank has redefined its business strategy as well as the products and services that it offers to its clients. Banco Francés believes that it will take time to restore depositors' confidence and to rebuild a new financial system with no restrictions on the use of cash. Until the intermediation business recovers, the Bank's banking activities will most likely be limited to providing certain traditional commercial banking services which include the management of means of payment (with emphasis on electronic means), the provision of bank accounts for transactional purposes and operation of credit cards, transactional deposit taking, the provision of credit facilities limited to overdrafts on demand accounts and credit-card financing and foreign-trade services and financing. The Bank will also develop alternative financial products to replace the traditional intermediation business.

Since the first quarter of 2002 the Bank began to redefine its operating structure to adjust it to the new business profile including branch closures and headcount reduction. Staff was reduced by approximately 100 people during the first quarter. During the second and third quarter this process was accelerated; the Bank closed branches and shed more employees, implementing strict rationalization measures.

Presentation of Financial Information

It important to note that:

a) following the devaluation of the peso and an increase in inflation, the Argentine Exchange Commission (CNV) and the Central Bank of Argentina mandated inflation adjustment in all financial statements. According to generally accepted accounting principles in Argentina financial statements are to be restated to reflect the overall effect of inflation on the purchasing power of the peso using coefficients based on the general wholesale price index (WPI) published by the National Institute of Statistics and Surveys. Inflation adjustment is mandatory whenever the index exceeds the eight percent per year level established by the Argentine Federation of Professional Councils in Economic Sciences. During the March 2002 quarter WPI grew by 34.3%.

It is worth mentioning that the current crisis has distorted relative prices in the economy. Banco Francés estimates for FY 2002 an increase of 52% in the CPI as compared to an increase of 160% in the WPI, a

290% devaluation and no increase in salaries. There are no records of such a gap between the WPI and the CPI in the Argentine inflation adjustment system. This is distorting the Financial Statements of Banco Francés and the present fiscal year Net income, with a WPI adjustment which does not reflect relative prices in the economy. However, it is important to bear in mind that the inflation adjustment regulations provide for an increase in Net Worth in the same amount that is reflected as a cost in the Profit and Loss Statement.

b) Accordingly and for the sake of comparison, information for previous quarters has been restated in constant Argentine pesos as of March 31, 2002.

c) all foreign currency transactions accounted for at a free exchange rate as of March 31 have been translated into Argentine pesos at the exchange rate of Ps. 3.00 = US$ 1.00 quoted by the Banco Nación Argentina on that date.

d) information in this press release consolidates only banking activities on a line by line basis. The Bank's interest in the Consolidar Group is accounted for by the equity method; the holdings and results are included in Investments in other companies and Income from equity investments, respectively.

FIRST QUARTER EARNINGS

Net income for the first quarter of fiscal year 2002 accounted for a ($25.7) million loss. When comparing with the December 2001 quarter it is important to note that the loss posted during the fourth quarter of 2001 is mainly explained by the $449.7 million excess provisioning accounted for during the December quarter in anticipation of the 2002 crisis, and which decreased FY 2001 Net income to $18.8 million (both figures are restated in constant pesos as of March 2002).

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 03/31/02 vs. Qtr ended	
in $ thousands except income per share, income per ADS and percentages	03/31/02	12/31/01	03/31/01	12/31/01	03/31/01
Net Financial Income	420,650	185,370	238,597	126.92%	76.30%
Provision for loan losses	(162,874)	(523,167)	(41,024)	-68.87%	297.02%
Net income from services	68,695	92,031	79,600	-25.36%	-13.70%
Administrative expenses	(145,862)	(176,220)	(174,566)	-17.23%	-16.44%
Operating income	180,609	(421,987)	102,607	142.80%	76.02%
Income (loss) from equity investments	(24,243)	30,672	6,452	-179.04%	-475.72%
Income (Loss) from Minority interest	(27,621)	(3,603)	(98)	-	-
Other income/expenses	(61,892)	172,350	(6,092)	-	-
Inflation adjustment	(89,359)	-	-	-	-
Income tax	(3,186)	55,084	(25,397)	-105.78%	-87.46%
Net income for the period	**(25,692)**	**(167,484)**	**77,471**	**84.66%**	**-133.16%**
Net income per share (2)	**-0.12**	**-0.80**	**0.37**	**84.66%**	**-133.16%**
Net income per ADS (3)	**-0.37**	**-2.40**	**1.11**	**84.66%**	**-133.16%**

(1) Exchange rate: 1 Ps. = 1 US$

(2) Assumes 209,631,892 ordinary shares outstanding.

(3) Each ADS represents three ordinary shares.

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

Operating income as of the present quarter shows an increase in Net financial income, with lower Provision for loan losses and Administrative expenses, partly offset by a decrease in Net income from services. Income/loss from equity Investment is mainly explained by the results of the Consolidar Group.

in $ thousands except percentages	Quarter ended			% Change Qtr ended 03/31/02 vs. Qtr ended	
	03/31/02	12/31/01	03/31/01	12/31/01	03/31/01
Return on Average Assets (1)	-0.75%	-4.91%	1.82%	-84.70%	-141.24%
Return on Average Shareholders'Equity (1)	-7.38%	-49.58%	20.80%	-85.12%	-135.46%
Net fee Income as a % of Operating Income	14.04%	33.18%	25.02%	-57.69%	-43.89%
Net fee Income as a % of Administrative Expenses	47.10%	52.22%	45.60%	-9.82%	3.28%
Adm. Expenses as a % of Operating Income (2)	29.81%	63.53%	54.86%	-53.08%	-45.67%

(1) Annualized

(2) Adm.Expenses / Net financial income + Net income from services

Net financial Income:

The increase in Net financial income of the March 2002 quarter - $ 420,650 - as compared to the December 2001 quarter - $185,370 - is mainly explained by an increase in spread, positively impacted by a reduction in the average cost of peso funds related to a large proportion of sight account deposits. Furthermore, income from foreign currency purchases and sales totaled $30 million during the quarter.

The Compensatory bond in Banco Francés: $1,856.1 million as of March 31, 2002

As previously mentioned Argentine authorities implemented a number of monetary and currency-exchange control measures that had a significant impact in the Bank's financial condition. Such adverse effects were compensated by government bonds. The methodology established for calculating the value of Compensatory bonds is applied to a bank's unconsolidated balance sheet as of December 31, 2001.

- To determine the value of the compensatory bond, first certain Argentine government loans held in the bank's foreign branches and subsidiaries should be added to the bank's balance sheet, making the proper deduction in the Investments in other companies line item. Second, Other banking receivables and Other banking liabilities should also be deducted from the bank's assets and liabilities, respectively;
- Third, all assets and liabilities in US dollars are converted into pesos at Ps. 1.4 per US dollar exchange rate, resulting in an increase in shareholders' equity.
  Total Net Worth of Banco Francés increased from $941.8 million as of December 31, 2001, to $1212.4 million, due to a positive foreign currency position as of that date.

- The amount of compensation a financial institution is entitled to is the amount resulting from the positive difference between a bank's Adjusted Shareholders' equity and its shareholders' equity resulting from the "asymmetric pesification" of its individual assets and liabilities as of December 31, 2001 (in accordance to decree 214);
- Compensation is to be paid to each financial institution in the form of Compensatory Bonds in pesos - BODEN 2007.

  The Compensatory Bond in pesos received by Banco Francés totaled $841 million.
- Up to the amount of the short foreign currency position that a financial institution would show on an individual basis as a result of the " asymmetric pesification" of its assets and liabilities as of December 31, 2001 (plus the secured loan portfolios of its foreign branches or subsidiaries pesified at the exchange rate of Ps.1.4 per US dollar), such financial institution is entitled to request the exchange of Compensatory Bonds in Pesos - BODEN 2007 - for the Compensatory Bonds in US dollars - BODEN 2012. The exchange rate applicable is Ps.1.4 per US dollar. Banco Francés acquired BODEN 2012 with the compensatory bond in pesos to compensate a US$ 619 million remaining negative foreign currency position.

Total loan portfolio:

The chart below shows the composition of the loan portfolio in monthly balances.

	Quarter ended			% Change Qtr ended 03/31/02 vs. Qtr ended	
in $ thousands except percentages	03/31/02	12/31/01	03/31/01	12/31/01	03/31/01
Net total loans	**8,987,459**	**9,229,865**	**8,673,078**	**-2.63%**	**3.62%**
Advances	1,454,184	1,240,995	1,297,338	17.18%	12.09%
Notes discounted and purchased	134,156	484,739	543,095	-72.32%	-75.30%
Consumer Mortgages	734,701	1,016,189	1,043,475	-27.70%	-29.59%
Personal loans	327,862	517,388	622,259	-36.63%	-47.31%
Credit cards	178,624	329,399	350,438	-45.77%	-49.03%
Secured with chattel mortgages	39,537	40,814	47,037	-3.13%	-15.95%
Loans to financial sector	414,044	522,395	478,937	-20.74%	-13.55%
Loans to public sector	4,913,950	4,601,161	2,623,405	6.80%	87.31%
Other	1,799,420	1,259,568	1,933,125	42.86%	-6.92%
Less: Allowance for loan losses	(1,009,019)	(782,784)	(266,031)	28.90%	279.29%

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

Government and Private Securities

The following chart shows total exposure of the Bank in government and private securities as of March 31, 2002, including repurchase agreement transactions. Other fixed income securities include the Bono Patriótico for a total amount of US$ 202 million, restated in pesos at the $3/US$ exchange rate. The remaining holdings were converted into pesos at $1.4/US$ and adjusted by CER.

in $ thousands except percentages	Quarter ended 03/31/02	12/31/01	03/31/01	% Change Qtr ended 03/31/02 vs. Qtr ended 12/31/01	03/31/01
Holdings	**1,516,593**	**992,643**	**2,034,947**	**52.78%**	**-25.47%**
Trading	865,967	465,226	372,299	86.14%	132.60%
Liquidity Requirements	-	-	-	-	-
Investment Accounts	8,761	5,675	1,092,098	54.38%	-99.20%
Investment Accounts(RML)	-	-	195,488	-	-100.00%
Other fixed income securities	641,865	521,742	375,063	23.02%	71.14%
Repurchase Agreements	**35,259**	**33,461**	**763,583**	**5.37%**	**-95.38%**
B.C.R.A. (Reverse repo)	-	-	-	-	-
Trading (Reverse repo)	-	-	-	-	-
Investment Accounts (reverse repo)	35,259	33,461	763,583	5.37%	-95.38%
Trading (Reverse repo)	-	-	-	-	-
Net Position	**1,551,852**	**1,026,104**	**2,083,969**	**51.24%**	**-25.53%**
Trading	865,967	465,226	277,246	86.14%	212.35%
Investment Accounts	44,020	39,136	1,381,901	12.48%	-96.81%
Other fixed income securities	641,865	521,742	424,822	23.02%	51.09%

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285
N.B: The present chart does not include the Compensatory bond – BODEN 2012 – for US$ 619 MM that is accounted for in Other banking receivables until its accrediting
Net Position as of March 2002 includes $ 274.6 million of Private Bonds

Income from Securities and short term investments

in $ thousands except percentages	Quarter ended 03/31/02	12/31/01	03/31/01	% Change Qtr ended 03/31/02 vs. Qtr ended 12/31/01	03/31/01
Income from securities and short-term investments	**52,586**	**66,898**	**97,900**	**-21.39%**	**-46.29%**
Trading account	14,970	(3,698)	30,954	504.81%	-51.64%
Investment account	3,384	44,503	56,713	-92.40%	-94.03%
Oher fixed income securities	34,232	26,093	10,233	31.19%	234.53%

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

Net income from securities and short term investment decreased 21.4% due to a decrease in the average volume of the Investment Account portfolio during the present quarter. Bear in mind that in November last year Banco Francés swapped some US$ 2,400 million of Government securities for Government Loans.

Funding Sources:

in $ thousands except percentages	Quarter ended			% Change Qtr ended 03/31/02 vs. Qtr ended	
	03/31/02	12/31/01	03/31/01	12/31/01	03/31/01
Total deposits	**9,956,725**	**9,364,169**	**10,779,755**	**6.33%**	**-7.63%**
Current accounts	1,910,354	1,869,855	749,068	2.17%	155.03%
Saving accounts	1,502,359	2,905,384	2,313,806	-48.29%	-35.07%
Time deposits	2,436,134	4,193,022	7,610,773	-41.90%	-67.99%
Rescheduled deposits	3,861,378	-	-	-	-
Other	246,500	395,907	106,109	-37.74%	132.31%

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

During the first quarter of fiscal 2002, amid high political instability and uncertainty, the net outflow of deposits reached approx. $9.5 billion. Despite the difficult environment, BBVA Banco Francés benefited from a flight to quality process increasing market share in deposits from 9% as of December 2001 to 9.8% in the March 2002 quarter (Source: BCRA - Daily information on main Assets and Liabilities of Financial Institutions).

Other Funding Sources:

in $ thousands	Quarter ended			% Change Qtr ended 03/31/02 vs. Qtr ended	
	03/31/02	12/31/01	03/31/01	12/31/01	03/31/01
Lines from other banks	711,292	530,299	429,818	34.13%	65.49%
Negotiable Obligations	600,000	335,712	629,329	78.72%	-4.66%
Subordinated Debt	542,527	309,182	314,997	75.47%	72.23%
Total other funding sources	**1,853,819**	**1,175,193**	**1,374,144**	**57.75%**	**34.91%**

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

The increase in Other funding sources is explained by the difference in the exchange rate of dollar denominated liabilities. Foreign currency funding sources, expressed in dollars, are showed in the chart bellow. The decrease in Negotiable obligations is related to the payment of a US$ 50 million senior debt which came due during February. The decrease in Subordinated debt is explained by a US$60 million debt - related to Banco Caseros' acquisition -, which was converted into pesos.

Other dollar funding sources	Quarter ended			% Change Qtr ended 03/31/02 vs. Qtr ended	
in $ thousands	03/31/02	12/31/01	03/31/01	12/31/01	03/31/01
Lines from other banks	228,745	394,907	320,080	-42.08%	-28.54%
Negotiable Obligations	200,000	250,000	468,653	-20.00%	-57.32%
Subordinated Debt	154,424	230,244	234,574	-32.93%	-34.17%
Total other funding sources	**583,169**	**875,151**	**1,023,307**	**-33.36%**	**-43.01%**

Asset Quality:

	Quarter ended			% Change Qtr ended 03/31/02 vs. Qtr ended	
in $ thousands except percentages	03/31/02	12/31/01	03/31/01	12/31/01	03/31/01
Nonaccrual loans (1)	419,961	409,173	345,611	2.64%	21.51%
Allowance for loan losses	1,009,019	782,784	266,031	28.90%	279.29%
Nonaccrual loans/net total loans	4.20%	4.09%	3.87%	2.80%	8.66%
Allowance for loan losses/nonaccrual loans	240.26%	191.31%	76.97%	25.59%	212.14%
Allowance for loan losses/net total loans	10.09%	7.82%	2.98%	29.11%	239.17%

(1) Nonaccrual loans include all loans to borrow ers classified as "Problem", "deficient Servicing", "High Insolvency Risk", "difficult Recovery", "Irrecoverable" and "Irrecoverable for Technical decision" according to the new Central Bank debtor classification system.

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

The non-performing risk peaked during the present financial crisis fueled by the lack of liquidity in the financial system and the disruption of the chain of payments in the private sector. The problem reached even the triple A companies, indebted in dollars in the international markets and with peso denominated tariffs. Loan collection in Banco Francés proved to be the reflection of a very conservative credit policy providing liquidity to refund deposits, though unfortunately not enough given the size of the crisis. Banco Francés anticipated the crisis during FY 2001, accounting for $449.7 million of excess provisioning to protect the Bank against expected loan losses in the present fiscal year. March 2002 is still too early to show the full impact of the crisis in the loan portfolio and we expect to make higher provisions for loan losses in the following quarters. The Non-performing ratio provided in this press release is information included in the Bank´s MIS for internal purposes; there are still pending regulations from the Central Bank in order to calculate the definite Non Performing ratio. The ratio increased from 4.07% as of the fourth quarter 2001 to 4.20% as of the March 2002 quarter, while the coverage ratio - Allowance for loan losses / Total non-performing loans – moved from 191.3% to 240.26%.

The following chart shows the evolution of Allowance for loan losses:

in $ thousands except percentages	Quarter ended			% Change Qtr ended 03/31/02 vs. Qtr ended	
	03/31/02	12/31/01	03/31/01	12/31/01	03/31/01
Balance at the beginning of the quarter	782,784	300,922	274,770	160.13%	184.89%
Provision for loan losses	162,874	517,796	30,549	-68.54%	433.16%
Exchange rate difference	152,734	-	-	-	-
Charge-offs	(89,373)	(35,935)	(37,057)	148.71%	141.18%
Balance at the end of the quarter	1,009,019	782,784	268,262	28.90%	276.13%

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

Income from services net of other operating expenses

in $ thousands except percentages	Quarter ended			% Change Qtr ended 03/31/02 vs. Qtr ended	
	03/31/02	12/31/01	03/31/01	12/31/01	03/31/01
Net income from services	**68,695**	**92,031**	**79,600**	**-25.36%**	**-13.70%**
Service charge income	**78,344**	**108,327**	**95,070**	**-27.68%**	**-17.59%**
Service charges on deposits accounts	33,257	40,991	33,817	-18.87%	-1.65%
Credit and operations	16,594	19,694	20,467	-15.74%	-18.93%
Insurance	2,245	2,822	2,739	-20.45%	-18.04%
Capital markets and securities activities	4,266	19,611	12,831	-78.24%	-66.75%
Fees related to Foreign trade	1,504	2,253	2,524	-33.24%	-40.41%
Other fees	20,478	22,956	22,693	-10.80%	-9.76%
Services Charge expense	**(9,649)**	**(16,296)**	**(15,470)**	**-40.79%**	**-37.63%**

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

Net income from Services decreased 25.4% and 13.7%, in constant pesos as of March 2002, as compared to December and March 2001 quarter. Such decrease is mainly related to a drop in capital markets fees - that in the previous quarter included US$8.5 million related to the role of BBVA Banco Francés as joint lead manager in the July's government bond swap transaction. Should we exclude these fees, Net income from services decrease only 5,1%. Bear in mind that Net income from services of previous quarters was restated using the WPI of approx. 34.3% and that fee prices did not follow such increase; the increase in the number of transactions was more than offset by the change in relative prices.

Restrictions on withdrawals of deposits, implemented in December 2001, led to a massive use of traditional banking services such as current and saving accounts and payment cards and of alternative channels such as ATM´s and internet and telephone banking. Banco Francés was prepared to take advantage of such explosive demand. Improvements in information technology, continuous investment in technology and the recent restructuring of our sales force and distribution network based on business segments and specialization enabled the Bank to focus its efforts on providing such services. During the period December 2001-March 2002 Banco Francés gained more than 200,000 customers, a 10.5% increase.

Moreover, Banco Francés' ATM network led the market in availability and in number of transactions in the December 2001 to March 2002 period. One out of every five Banelco ATM transactions were done through the Banco Francés ATM network, and one out of four customers making credit card purchases used Visa Electrón Banco Francés. Francés Net, the internet channel, processed 2.7 million transactions monthly as compared to 1.1 million in November 2001. Línea Francés, the telephone banking line, handled more than 55,000 calls per day with a 37.5% increase as compared to previous months. In addition, electronic transfers increased from an average of 5,500 transactions per month during November to 47,000 per month during the last period.

It is important to note that fees related to foreign currency sales and purchases are not accounted for in Net income from services but in Net financial income. As of March 2002 such fees amounted to approx.$30 million while as of December 2001 the figure totaled only $8.4 million.

Administrative expenses

	Quarter ended			% Change Qtr ended 03/31/02 vs. Qtr ended	
in $ thousands except percentages	03/31/02	12/31/01	03/31/01	12/31/01	03/31/01
Adminitrative expenses	**(145,862)**	**(176,220)**	**(174,566)**	**-17.23%**	**-16.44%**
Personnel expenses	(76,365)	(98,376)	(96,394)	-22.37%	-20.78%
Electricity and Communications	(6,200)	(6,831)	(6,734)	-9.24%	-7.94%
Advertising and Promotion	(3,019)	(7,747)	(6,123)	-61.03%	-50.70%
Honoraries	(3,431)	(3,458)	(4,065)	-0.78%	-15.59%
Taxes	(8,529)	(6,479)	(6,990)	31.64%	22.03%
Organization and development expenses	(12,825)	(12,827)	(13,874)	-0.01%	-7.56%
Amortizations	(8,050)	(8,310)	(7,861)	-3.12%	2.40%
Other	(27,443)	(32,193)	(32,525)	-14.76%	-15.63%

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

Administrative expenses fell 17.2% and 16.4%, in constant pesos as of March 2002, with respect to December and March 2001 quarter. Structure costs became a key issue for the Bank with strict savings plans in force. As previously mentioned, in light of the new business approach, the Bank implemented a restructuring plan, including personnel reduction of approximately 100 people during the first quarter. Personnel expenses decreased 22.4% as compared to the previous quarter. The Bank has defined the necessary structure to fit demand and is evaluating the organizational structure in light of the new business strategy

As of March 31, 2002 the Bank had 4,947 employees - including consolidated companies in Argentina - and a network of 304 branches plus 40 Credilogros offices.

Other Income/expenses:

Other Income/expenses for the first quarter of fiscal year 2002 accounted for a $ 62 million loss as compared to the December 2001 quarter. Such decrease is mainly explained by a $167.9 million gain (restated in constant pesos as of March 2002) registered in the previous quarter for the temporary difference between the accounting and tax basis of the excess in provisions for loan losses.

As we have already mentioned, a factor that became increasingly important since March 2002 was the increase in the number of succesful injunctions (medidas cautelares) obtained by depositors requiring banks to release deposits, based on February 1, 2002 decision by the Argentine Supreme Court which declared the freezing of deposits to be unconstitutional. This factor caused a non-compensated gap between the $1.4 at which foreign currency deposits were converted into pesos and the free exchange rate at which injunctions had to be paid. During the first quarter the Bank provisioned $33 million related to such losses; however the Bank expects the impact to become substantially higher in the following months.

Income from equity investments

Income from equity investments sets forth net income from related companies not required to be consolidated. As previously mentioned the Consolidar Group is included in this account. As of March 31, 2002, the Consolidar Group registered a $23 million loss as compared to $ 35.7 million and $ 22.5 million gain accounted for in the December and March 2001 quarters. It should be mentioned that during the December 2001 quarter the Consolidar Group also moved into the deferred method accounting of the income tax which resulted in a fiscal credit of approx. $ 33.7 million registered during fiscal 2001 (in constant pesos of March 2002).

Capitalization:

	Quarter ended			% Change Qtr ended 03/31/02 vs. Qtr ended	
in $ thousands except percentages	03/31/02	12/31/01	03/31/01	12/31/01	03/31/01
Capital Stock	209,632	281,502	281,502	-25.53%	-25.53%
Non-capitalized contributions	343,215	460,885	460,885	-25.53%	-25.53%
Adjustments to stockholders equity	238,466	48,917	59,835	387.49%	298.54%
Subtotal	791,313	791,304	802,222	0.00%	-1.36%
Reserves on Profits	262,980	262,979	214,565	0.00%	22.56%
Unapropiated retained earnings (1)	214,330	210,360	510,825	1.89%	-58.04%
Unrealized valuation difference	282,744	-	-	-	-
Total stockholders'equity	**1,551,367**	**1,264,643**	**1,527,612**	**22.67%**	**1.56%**

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

in $ thousands except percentages	Quarter ended			% Change Qtr ended 03/31/02 vs. Qtr ended	
	03/31/02	12/31/01	03/31/01	12/31/01	03/31/01
Central Bank Minimun Capital Requirements	**839,981**	**1,085,750**	**1,089,967**	**-22.64%**	**-22.94%**
Allocated to Asset at Risk	634,840	812,472	822,133	-21.86%	-22.78%
Allocated to inmobilized assets	105,446	92,681	96,208	13.77%	9.60%
Market Risk	3,161	1,164	6,383	171.51%	-50.47%
Interest rate Risk	5,365	36,458	34,652	-85.28%	-84.52%
Loans to Public sector and securities in investment	91,169	142,975	130,590	-36.23%	-30.19%
Bank Capital Calculated under Central Bank Rules	**1,721,849**	**1,369,773**	**1,598,149**	**25.70%**	**7.74%**
Core Capital	1,547,386	1,245,688	1,450,139	24.22%	6.71%
Supplemental Capital	215,857	182,391	231,468	18.35%	-6.74%
Deductions	(266,149)	(249,979)	(271,366)	6.47%	-1.92%
Minority interest	224,755	191,672	187,908	17.26%	19.61%
Excess over Required Capital	**881,868**	**284,023**	**508,183**	**210.49%**	**73.53%**
Capital Ratio (BCRA rules)	**26.00%**	**22.56%**	**19.13%**	**15.23%**	**35.91%**
Shareholders'Equity as a % of Total Assets	**10.68%**	**9.81%**	**9.00%**	**8.87%**	**18.73%**

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

As of March 31, 2002 BBVA Banco Francés had $1,722 million in computable net worth as calculated under Central Bank's requirements, with an excess of $881.9 million over the minimum equity required and a 26% capitalization ratio (capitalization ratio considers the Bank's capital calculated under Central Bank's rules as a percentage of Assets at Risk plus Immobilized Assets).

The Ordinary and Extraordinary Shareholders' Meeting, held on August 7, 2002, approved, among others issues, a capital increase of up to 1,250 million shares, to be realized in exchange for cash or other eligible assets. The Board of Directors will determine the terms and conditions of the issuance.

Recent developments

- The Argentine financial system in general and Banco Francés in particular have had to face significant impacts on their liquidity position. The main reasons for these impacts were: massive deposits outflows, precautionary measures requested by depositors, courts issuing legal injunctions and special rulings, abeyance of enforcement of judgments that seek collection of past due debts, along with the enactment of many new laws, executive orders, and resolutions issued by the Ministry of Economy and BCRA Communications that determined repeated changes in the Bank's positions.

  The liquidity crisis has worsened particularly during the second quarter of 2002. Withdrawals of deposits (accelerated by uncertainty generated by the "*corralito*" restrictions) and return of deposits as a result of legal injunctions and individual actions started by depositors to get their money back reached its highest peak at this time. Amounts disbursed by Banco Frances during this quarter were approximately $467 million and US$ 52 million. Legal injunctions and individual actions order partial restitution of deposits in foreign currency (US$) or its equivalent in pesos at the free market rate of exchange. However, as of this date, no decision has been made by the Argentine Supreme Court of Justice concerning the constitutionality of pesification.

The situation described above prompted the Bank's Board of Directors to implement a plan to reinforce its balance sheet structure and liquidity. Concurrently, the BCRA's Board of Directors, on the strength of its powers, requested that Banco Francés formalize the plan. Towards the end of May 2002, Banco Francés submitted to the BCRA a capital reinforcement plan intended to correct and bring into line with technical regulations minimum reserve requirements. These had been negatively affected by the liquidity crisis caused by outflow of deposits and legal injunctions ordering restitution of deposits, together with regulatory changes adopted in connection with reasonable regulations. This plan included actions undertaken by Banco Francés during April and May 2002 in connection with financial assistance received from BBVA, disposal of shares held in foreign subsidiaries and illiquidity advances received from the BCRA.

Banco Francés' Board of Directors also notified the BCRA about its decision to increase its capital, advising BBVA's intention to capitalize US$130 million subordinated senior debt issued by Banco Francés and a US$ 79.3 million loan granted in April 2002. This capitalization process was submitted for approval to pertinent regulatory authorities and to Banco Francés' shareholders' meeting. At the same time, the Board of Directors announced the beginning of an administrative downsizing plan, cutting down on expenses, voluntary retirement and early pensions.

Furthermore, Banco Francés is analyzing and negotiating the refinancing of US$ 150 million of senior debt due on October 31, 2002 and commercial credit lines received from abroad.

The situation gradually improved during the third quarter 2002. There was a decrease in the number of legal injunctions submitted for collection and a gradual change in the tendency of deposits, which started to increase. The amount of legal injunctions paid out by Banco Francés during this third quarter was approximately $ 293 million and US$ 4 million.

As of the date of the presentation of March 2002 financial statements, Banco Francés has increased its deposit base and the number of transactions and has complied with minimum reserve requirements. Management believes the Bank is to continue on this trend, unless unexpected events should occur.

The Board of Directors is optimistic regarding the development of future operations, especially if the National Government compensates the imbalances caused by: a) the $1.4 at which foreign currency deposits were converted into pesos and the free exchange rate at which successful legal injunctions were paid by the Bank, and b) the substitution of the CER for the CVS adjustment in mortgage loans and certain personal and pledge loans. Banco Francés has notified the Central Bank and the Ministry of Economy of such losses.

- On September 27, 2002, the Central Bank extended the maturity of those loans granted to financial institutions to January 2003, and set the interest cost at 80% of the 4/5 average yield of Lebac.
- The Second exchange option of CEDROs for Bonds begun on October 1, 2002.

Conference call

A conference call to discuss this first quarter earnings will be held on Wednesday, October 23, at 12:30 p.m. New York time - 1:30 p.m. Buenos Aires time. If you are interested in participating please dial

(719) 457 2679 at least 5 minutes prior to our conference. Confirmation code: 513462. If you are interested in receiving the tape on this conference call, please call to (719) 457 2840.

Internet: This press release is also available in http://www.bancofrances.com.ar

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS :	03/31/02	12/31/01	09/30/01	03/31/01
Cash and due from banks	440,408	1,125,375	1,722,091	792,773
Government Securities	1,261,466	827,448	3,862,848	1,742,638
- Investment account	8,761	5,675	3,242,303	1,287,585
- Trading account	779,345	378,131	163,705	330,477
- Reverse repurchase agreements w/Central Bank	-	-	-	-
- Unlisted	460,567	432,535	440,145	100,246
- Private Securities	12,793	11,108	16,696	24,330
Loans	8,987,459	9,229,865	6,634,211	8,673,078
- Advances and Promissory notes	1,454,184	1,240,995	1,273,473	1,297,338
- Notes discounted and purchased	134,156	484,739	475,655	543,095
- Secured with mortgages	734,701	1,016,189	1,058,104	1,043,475
- Secured with chattel mortgages	39,537	40,814	36,970	47,037
- Personal loans	327,862	517,388	552,394	622,259
- Credit cards	178,624	329,399	317,974	350,438
- Loans fo financial sector	414,044	522,395	546,552	478,937
- Loans fo public sector	4,913,950	4,601,161	1,389,500	2,623,405
- Other	1,420,049	1,120,970	1,184,900	1,826,519
Less: Unaccrued interest	(7,580)	(28,562)	(27,018)	(19,097)
Plus: Accrued interest and exchange differences receivable	386,951	167,160	126,629	125,702
Less: Allowance for loan losses	(1,009,019)	(782,784)	(300,922)	(266,031)
Other banking receivables	2,815,589	685,816	1,319,262	4,823,856
- Compensatory Bond	1,865,380	-	-	-
- Other	950,209	685,816	1,319,262	4,823,856
Investments in other companies	155,289	178,666	183,449	180,852
Intangible assets	150,167	171,250	180,108	197,731
Other assets	683,998	671,489	520,216	569,712
Total assets	**14,494,376**	**12,889,909**	**14,422,185**	**16,980,641**

LIABILITIES:	03/31/02	12/31/01	09/30/01	03/31/01
Deposits	9,956,725	9,364,169	10,270,267	10,779,755
- Demand deposits	1,910,354	1,869,855	1,226,223	749,068
- Saving accounts	1,502,359	2,905,384	1,459,788	2,313,806
- Time deposits	2,436,134	4,193,022	7,488,060	7,610,773
- Rescheduled deposits	3,861,378	-	-	-
- Other deposits	246,500	395,907	96,197	106,109
Other banking Liabilities	2,150,713	1,599,769	2,094,323	4,184,146
Subordinated debt	482,527	228,611	235,943	234,426
Other liabilities	249,218	344,837	307,222	177,601
Minority interest	133,499	87,880	76,545	77,101
Total liabilities	**12,972,682**	**11,625,266**	**12,984,300**	**15,453,029**
Total stockholders´equity	**1,521,694**	**1,264,643**	**1,437,885**	**1,527,612**
Total liabilities and stockholders' equity	**14,494,376**	**12,889,909**	**14,422,185**	**16,980,641**

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENTS	**03/31/02**	**12/31/01**	**09/30/01**	**03/31/01**
Financial income	1,315,130	415,580	468,699	437,061
- Interest on Cash and Due from Banks	1,995	5,382	10,301	9,075
- Interest on Loans Granted to the Financial Sector	708	2,756	2,563	4,524
- Interest on Overdraft	30,204	31,486	30,920	22,669
- Interest on Collateralized Loans	26,593	36,474	35,340	32,749
- Interest on Credit Card Loans	13,417	13,206	15,945	17,117
- Interest on Other Loans	105,727	186,912	204,246	216,365
- Income from securities and short term investments	52,586	66,898	133,478	97,900
Investment account	3,996	44,503	114,966	56,712
Atuel Trustee	1,182	1,708	2,750	4,439
Trading account	47,408	20,687	15,761	36,748
- Interest on Government guaranteed loans Decreet1387/01	61,821	36,246	-	-
- From Other Banking receivables	22,067	1,971	1,480	19,795
- CER	245,848	-	-	-
- Other	754,164	34,249	34,427	16,867
Financial expenses	(894,480)	(230,209)	(237,915)	(198,465)
- Interest on Current Account Deposits	(12,864)	(12,444)	(7,877)	(837)
- Interest on Saving Account Deposits	(2,387)	(3,863)	(6,313)	(7,727)
- Interest on Time Deposits	(55,963)	(173,933)	(174,367)	(137,659)
- Interest on Other Banking Liabilities	(21,449)	(16,501)	(19,360)	(21,794)
-Contributions to the deposit guarantee fund	-	(5,106)	(4,217)	(4,374)
- Mandatory contributions and taxes on interest income	(10,995)	(5,906)	(6,538)	(6,806)
- CER	(196,717)	-	-	-
- Other	(594,105)	(12,456)	(19,243)	(19,268)
Net financial income	420,650	185,370	230,784	238,597
Provision for loan losses	(162,874)	(523,167)	(65,477)	(41,024)
Income from services, net of other operating expenses	68,695	92,031	78,514	79,600
Inflation adjustment	(83,557)	-	-	-
Administrative expenses	(145,862)	(176,220)	(170,826)	(174,566)
- Personnel expenses	(76,365)	(98,376)	(95,184)	(96,394)
- Directors and Syndics' Fees	(60)	(369)	(263)	(204)
- Other Fees	(3,371)	(3,089)	(4,272)	(3,861)
- Advertising and Publicity	(3,019)	(7,747)	(6,456)	(6,123)
- Taxes other than income tax	(8,529)	(6,479)	(6,294)	(6,990)
- Other Operating Expenses	(43,837)	(47,448)	(46,210)	(47,744)
- Other	(10,681)	(12,713)	(12,147)	(13,251)
Inflation adjustment	(19,826)	-	-	-
Income (loss) from equity investments	(24,243)	30,672	7,410	6,452
Net Other income	(61,892)	172,350	(40,555)	(6,092)
Inflation adjustment	14,024	-	-	-
Income (loss) from minority interest	(27,621)	(3,603)	(482)	(98)
Income before tax	(22,506)	(222,567)	39,367	102,869
Income tax	(3,186)	55,084	(5,617)	(25,397)
Net income	**(25,692)**	**(167,484)**	**33,750**	**77,471**

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSET QUALITY	**03/31/02**	**12/31/01**	**09/30/01**	**03/31/01**
Nonaccrual loans	419,961	409,173	353,742	345,611
W/preferred & liquid guarantees	146,162	113,907	99,089	100,120
Unsecured	273,799	295,266	254,653	245,491
Allowance for loan losses	(1,009,019)	(782,784)	(300,922)	(266,031)
Allowance for loan losses / total loans	10.09%	7.82%	4.34%	2.98%
Allowance for loan losses / nonaccrual loans	240.26%	191.31%	85.07%	76.97%
Nonaccrual loans / total loans	4.20%	4.09%	5.10%	3.87%

CAPITALIZATION	**03/31/02**	**12/31/01**	**09/30/01**	**03/31/01**
Allocated to assets at risk	634,840	812,472	788,022	822,133
Allocated to inmobilized assets	105,446	92,681	89,910	96,208
Market Risk	3,161	1,164	11,027	6,383
Rate risk	5,365	36,458	46,559	34,652
Public sector and securities in investment account	91,169	142,975	143,783	130,590
Central Bank minimum equity required	839,981	1,085,750	1,079,302	1,089,967
Bank equity calculated under Central Bank requirements	1,721,849	1,369,773	1,543,107	1,598,149
Core Capital	1,547,386	1,245,688	1,251,445	1,450,139
Minority interest	224,755	191,672	187,421	187,908
Supplemental capital	215,857	182,391	358,150	231,468
Deductions	(266,149)	(249,979)	(253,909)	(271,366)
Excess over required equity	881,868	284,023	463,806	508,183
Shareholders' capital as a % of total assets	10.68%	9.81%	9.97%	9.00%
Total liabilities as a multiple of total shareholders' equity	8.4x	9.2x	9.0x	10.1x

LIQUIDITY	**03/31/02**	**12/31/01**	**09/30/01**	**03/31/01**
Liquid assets as a % of total deposits (1)	17.09%	20.85%	54.38%	33.98%
Loans as a % of total assets	61.88%	71.61%	46.00%	51.08%

(1) "Liquid assets" include "Cash & due from banks", "Government and Private Securities" and "Other banking receivables -BCRA- certificate of deposits".

Figures of previous quarters were restated in constant pesos as of March 31, 2002, using a WPI of 1.34285

Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	03/31/02	12/31/01	09/30/01	03/31/01
Cash and due from banks	463,989	1,160,117	1,724,702	798,099
Government Securities	1,431,720	920,350	4,622,028	2,399,851
Loans	9,369,221	9,842,850	6,698,593	8,784,936
Other banking receivables	2,821,139	690,259	1,325,244	4,828,868
Investments in other companies	29,090	30,465	37,171	37,786
Other assets	1,024,283	1,021,718	857,149	911,907
TOTAL ASSETS	15,139,442	13,665,760	15,264,887	17,761,447

LIABILITIES	03/31/02	12/31/01	09/30/01	03/31/01
Deposits	9,829,549	9,248,754	10,200,147	10,736,928
Other banking liabilities	2,156,346	1,603,475	2,099,697	4,188,870
Other liabilities	1,377,425	191,678	187,421	1,120,126
Minority interest	224,755	1,357,210	1,339,737	187,911
TOTAL LIABILITIES	13,588,075	12,401,117	13,827,002	16,233,834
TOTAL STOCKHOLDERS´EQUITY	1,551,367	1,264,643	1,437,885	1,527,612
STOCKHOLDERS´EQUITY + LIABILITIES	15,139,442	13,665,760	15,264,887	17,761,447

NET INCOME	03/31/02	12/31/01	09/30/01	03/31/01
Net Financial Income	459,421	203,640	252,323	257,284
Provision for loan losses	(162,874)	(523,167)	(65,477)	(41,024)
Net Income from Services	108,690	150,748	156,895	164,203
Inflation adjustment	(310,134)	-	-	-
Administrative expenses	(177,825)	(218,519)	(213,295)	(212,853)
Inflation adjustment	(12,892)	-	-	-
Net Other Income	(84,728)	180,677	(79,996)	(50,286)
Inflation adjustment	190,670	-	-	-
Income (loss) from minority interest	(21,991)	(23,450)	(6,409)	(5,443)
Income before tax	(11,663)	(230,071)	44,041	111,882
Income tax	(14,029)	62,587	(10,292)	(34,410)
Net income	(25,692)	(167,484)	33,750	77,471

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

Dated: October 23, 2002

By: ______________________

Name: María Elena Siburu de López Oliva

Title: Investor Relations Manager